                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 10)

                           United Retail Group, Inc.
                           -------------------------
                               (Name of Issuer)

                        Common Stock ($.001 Par Value)
                        ------------------------------
                        (Title of Class of Securities)

                                   911380103
                                   ---------
                                (CUSIP Number)

      Samuel P. Fried, Esq., Senior Vice President and General Counsel,
                              The Limited, Inc.,
    Three Limited Parkway, Columbus, Ohio 43230, Telephone: (614) 415-7199
    ----------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                              September 17, 1999
                              ------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ___.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 911380103                                      PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Limited Direct Associates, L.P.
      I.R.S. # 31-1251727
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,600,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,600,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,600,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 911380103                                      PAGE 3 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Limited Direct, Inc.
      I.R.S. # 51-0301511
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,600,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,600,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,600,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 911380103                                      PAGE 4 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      The Limited, Inc.
      I.R.S. # 31-1029810
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,600,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,600,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    1,600,000


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 911380103                                      PAGE 5 OF 7 PAGES
-----------------------                                  ---------------------



                 AMENDMENT NO. 10 TO STATEMENT ON SCHEDULE 13D
                 ---------------------------------------------


               This Amendment No. 10 to Schedule 13D is being filed on behalf of Limited Direct Associates, L.P. ("LDA"), a Delaware limited partnership, Limited Direct, Inc., a Delaware corporation and the general partner of LDA, and The Limited, Inc., a Delaware corporation and the ultimate parent of LDA, in connection with United Retail Group, Inc. Common Stock ("URGI Common Stock") held by LDA. This Amendment No. 10 amends the statement on Schedule 13D filed with the Commission by the reporting persons on July 22, 1993, as amended by Amendments No. 1-9 thereto. This Amendment No. 10 amends Items 5 and 6 of
Schedule 13D. Capitalized terms used herein and not otherwise defined shall have the same meanings as set forth in Amendments No. 4 and 5 to Schedule 13D.

Item 3.  Purpose of Transaction.

               LDA has granted URGI a right of first refusal with respect to URGI Common Stock owned by LDA. See Item 6, below.

Item 5.  Interest in Securities of the Issuer.

   a. See Items 11 and 13 of the cover pages attached hereto for the aggregate number and percentage of URGI Common Stock beneficially owned by the reporting persons.

   b. See Items 7-10 of the cover pages attached hereto for the number of shares of URGI Common Stock of the reporting persons as to which the reporting persons have the sole or shared power to vote or direct the vote and the sole or shared power to dispose or direct the disposition.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               LDA has granted URGI a right of first refusal with respect to URGI Common Stock owned by LDA. Pursuant to the right of first refusal, LDA will give URGI prior notice of any proposed sale by LDA of shares of URGI Common Stock, and URGI will have the opportunity to purchase any or all such shares. If the sale is proposed to take place on the NASDAQ National Market System, the price payable by URGI will be the closing price in the NASDAQ National Market System on the day notice is given. In the case of other sales, the price payable by URGI will be the price offered in such other sale. Donations to charity and transfers to affiliates of LDA are excepted from the right of first refusal. The right of first refusal will expire on September 17, 2000 unless renewed by mutual agreement of LDA and URGI. URGI paid LDA a fee of $1,000 in consideration of the grant of the right of first refusal.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 911380103                                      PAGE 6 OF 7 PAGES
-----------------------                                  ---------------------

Item 7.  Material to be Filed as Exhibits.

Exhibit  Description of
Number   Exhibit
------   --------------

  9 Right of First Refusal, dated September 17, 1999, between Limited Direct Associates, L.P. and United Retail Group, Inc..

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 911380103                                      PAGE 7 OF 7 PAGES
-----------------------                                  ---------------------


Signature.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September  23, 1999


                                   LIMITED DIRECT ASSOCIATES, L.P.
                                   By: LIMITED DIRECT, INC., as
                                       General Partner


                                   By:/s/ Samuel P. Fried
                                      ------------------------
                                       Samuel P. Fried
                                       Vice President


                                   LIMITED DIRECT, INC.


                                   By:/s/ Samuel P. Fried
                                      -----------------------
                                       Samuel P. Fried
                                       Vice President


                                   THE LIMITED, INC.


                                   By:/s/ Samuel P. Fried
                                      ------------------------
                                       Samuel P. Fried
                                       Senior Vice President